Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com

October 3, 2022	Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

VIA EDGAR Mr. Tony Burak Division of Investment Management Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

Re:	The Oberweis Funds (File No. 811-4854)

Dear Mr. Burak:

On behalf of The Oberweis Funds (the “Registrant”), this letter is in response to our telephone conversation on September 22, 2022 regarding the Registrant’s Form N-CSR for the period ended December 31, 2021.

1.	Comment: Please explain the number of Form N-PORT-P/A filings from March 2021 to date.

Response: Mr. Lewis Casillas of the Securities and Exchange Commission contacted the Registrant regarding liquidity classification information missing on the Registrant’s Form N-PORT filings. He requested that the Registrant include that information and file amendments for all previous filings.

2.	Comment: Form N-CSR, Item 11(b) requires the Registrant to disclose any change in its internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

Response: There have been no changes in the Registrant’s internal control over financial reporting during the period covered by the Form N-CSR for the period ended December 31, 2021 or since such time that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. The required disclosure will be included in future reports on Form N-CSR.

3.	Comment: Form N-1A, Item 27(d)(5) requires the Registrant to disclose in annual and semi-annual reports the availability of information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30. Please include the required disclosure in future reports.

Response: The Registrant will include the required disclosure in future annual and semi-annual reports.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Mr. Tony Burak

October 3, 2022

4.	Comment: In the Registrant’s prospectus dated May 1, 2022, there is a footnote to the fee table for each of the Oberweis Small-Cap Opportunities Fund, the Oberweis International Opportunities Fund and the Oberweis Emerging Markets Fund describing the Fund’s expense limitation agreement, as well as the Adviser’s ability to recoup expenses previously reimbursed. Please clarify the recoupment period.

Response: The expense limitation agreements have one-year terms and are approved annually. The Adviser may recoup the amount of any expense reimbursed during the term of the expense limitation agreement if the recoupment does not cause the Fund’s expenses to exceed the expense limitation in place at the time of reimbursement.

5.	Comment: Footnote 3 to the Registrant’s financial statements discloses the terms of the above-referenced expense limitation agreements but does not include information regarding the Adviser’s ability to recoup expenses previously reimbursed. Please include this information in future annual and semi-annual reports.

Response: The Registrant will include this disclosure in future annual and semi-annual reports.

6.	Comment: Form N-1A, Item 27(b)(7) requires the Registrant to disclose in the Management’s Discussion of Fund Performance in annual reports that the line graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Response: The Registrant will include this disclosure in future annual reports.

*     *     *

Please call me at (312) 609-7616 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

Shareholder

RMH/ser

cc:	Eric V. Hannemann James A. Arpaia